Exhibit (a)(1)

[BANK BUILDING CORPORATION LETTERHEAD]

February 4, 2008

Dear Stockholder:

On January 8, 2008, I sent you a letter with the exciting news that Bank Building Corporation (“Bank Building”) and Carter Bank & Trust (“Carter Bank”) entered into a definitive merger agreement (the “Merger Agreement”) whereby Bank Building will be merged with and into Carter Bank, with Carter Bank being the surviving corporation (the “Merger”).

We are sending you this letter and the accompanying rejection recommendation on Schedule 14D-9 (the “Schedule 14D-9”) as required by the federal securities laws and the rules of the Securities and Exchange Commission (the “SEC”). As required by the Merger Agreement, we retained real estate appraisers and currently are obtaining appraisals of Bank Building’s real property. The initial exchange ratio for the Merger was based on the tax assessed values for Bank Building’s real property, and we believe that the actual fair market values of those properties as determined by the appraisers will be higher than the tax assessed values. We expect to have the final results of these appraisals by February 20, 2008. Once the appraisals have been completed, we will inform you of the final exchange ratio for the Merger and mail to you the definitive proxy statement for our stockholders meeting which we anticipate holding in the latter part of March.

On November 30, 2007, as required by the SEC, we sent you a letter along with a Schedule 14D-9 response to a tender offer (the “Initial Tender Offer”) from a group of California-based companies, MacKenzie Patterson Fuller, LP and certain funds it controls (collectively, “MacKenzie”). The Initial Tender Offer was a solicitation to purchase shares of Bank Building common stock for $5.00 per share. As a result of the Initial Tender Offer, MacKenzie purchased 11,482 shares of Bank Building common stock for $5.00 per share. Of these shares, 957 were held by record stockholders and another 10,525 were held by brokers on behalf of the beneficial owners.

Because these stockholders sold their shares at $5.00 per share, they will not have the opportunity to realize the full value of the Merger. The Merger Agreement provides that the Bank Building stockholders will receive value of no less than $20.86 per share, based on a minimum exchange ratio of 2.255 shares of Carter Bank common stock for each share of Bank Building common stock and a value of $9.25 per share of Carter Bank common stock. If the Merger is approved by the stockholders of Bank Building, and is completed, the stockholders who tendered to MacKenzie in the Initial Tender Offer would have received a total value of $239,500 for their shares rather than the $57,410 they actually received from MacKenzie.

On January 22, 2008, MacKenzie filed another tender offer to purchase shares of Bank Building common stock at $15.00 per share (the “Offer”). MacKenzie’s Offer continues to remain well below the Merger consideration value of at least $20.86 per share of Bank Building common stock as described above. Furthermore, this exchange ratio is the minimum number of Carter Bank shares Bank Building stockholders can expect to receive in the Merger. We expect the final exchange ratio to be higher and to provide even greater value to Bank Building stockholders. Of course, there can be no guarantee that the Merger consideration will increase or that the Merger will be completed.

Any stockholder who tenders their shares to MacKenzie for $15.00 per share will miss any opportunity to receive the additional value provided by the Merger consideration described above.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU REJECT MACKENZIE’S OFFER AND NOT TENDER YOUR SHARES.

The enclosed document is a copy of Bank Building’s recommendation to REJECT the Offer on Schedule 14D-9, which we filed with the Securities and Exchange Commission in response to MacKenzie’s Offer. The Schedule 14D-9 provides additional information for you and includes a more detailed description of our reasoning and recommendation against the Offer. Please take the time to read it before making your decision.

Should you have any questions about this Offer or other matters, please contact me at (276) 656-1776.

Sincerely,

Worth Harris Carter, Jr.
Chairman of the Board and President

Disclosures

This letter and enclosed Schedule 14D-9 are provided in response to the Offer by MacKenzie and do not constitute a solicitation of a proxy, consent or authorization for or with respect to any meeting of, or action by written consent by, Bank Building’s stockholders with respect to the Merger or otherwise. Any such solicitation will be made only pursuant to a separate proxy statement/offering circular complying with the requirements of Regulation 14A promulgated under the Securities Exchange Act of 1934, as amended. In connection with the Merger, Bank Building filed a preliminary proxy statement/offering circular with the Securities and Exchange Commission (the “SEC”) on January 17, 2008. The definitive proxy statement/offering circular will be mailed to the stockholders of Bank Building seeking their approval of the Merger when it becomes available. In addition, Bank Building may file other relevant documents concerning the Merger with the SEC. Investors and security holders will be able to obtain any such documents filed by Bank Building free of charge at the SEC’s website, http://www.sec.gov.

Stockholders are urged to read the preliminary proxy statement/offering circular, the definitive proxy statement/offering circular and any related materials filed with the SEC in connection with the Merger carefully because these documents contain important information.

The officers and directors of Bank Building may be deemed to be participants in the solicitation of proxies from their security holders in connection with the merger. Additional information regarding the interests of those participants may be obtained by reading Annex A of the enclosed Schedule 14D-9, incorporated herein by reference.

This letter and enclosed Schedule 14D-9 shall not constitute an offer to sell or a solicitation of an offer to buy securities in any jurisdiction in which such solicitation would be unlawful.